UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
333-263379
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:March 31, 2026

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WidFit Inc.
Full Name of Registrant

Former Name, If Applicable

Jabotinsky Street 3
Address of Principal Executive Office (Street and Number)

Hod Hasharon 4530803, Israel
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 within the prescribed time period without unreasonable effort or expense. The delay is attributable to additional time required to finalize the accounting, financial statements, and related disclosures arising from the registrant's acquisition of Liberty Home Services LLC (a Washington limited liability company), which closed on December 1, 2025 (the "Acquisition").

The Acquisition required the registrant to adopt consolidation procedures for the first time, including the preparation of opening-balance workpapers as of the acquisition date, purchase price allocation under Accounting Standards Codification Topic 805, and the integration of the subsidiary's general ledger with the registrant's consolidated reporting systems. These activities have continued through the first quarter of 2026 and remain ongoing in connection with the registrant's fiscal-year 2025 audit by its independent registered public accounting firm.

The registrant expects to complete the foregoing accounting and disclosure matters and to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25(b)(2)(ii).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Shahira Wely	(725)	297-0270
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes  ☒ No

The registrant has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025. A Notification of Late Filing on Form 12b-25 (NT 10-K) was filed with the Commission on March 31, 2026. The registrant's Annual Report on Form 10-K is expected to be filed promptly upon completion of the independent registered public accounting firm's audit.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations for the quarter ended March 31, 2026 will reflect a significant change from the quarter ended March 31, 2025 due to the consolidation of Liberty Home Services LLC ("LHS"), the registrant's wholly-owned subsidiary acquired on December 1, 2025. For the quarter ended March 31, 2025, the registrant had no operating subsidiary and reported no revenue. For the quarter ended March 31, 2026, the registrant's consolidated results will include three months of LHS's residential home-

services revenue, cost of sales, and related operating expenses. A reasonable quantitative estimate of the changes in revenue and net income cannot be provided at this time pending completion of the consolidation procedures referenced in Part III above.

SIGNATURE

WIDFIT INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2026

By:  /s/ Shahira Wely

Shahira Wely

Chief Executive Officer, President, Treasurer, and Director